Via Edgar

February 10, 2011

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549-4631

RE:                              Comfort Systems USA, Inc.

Form 10-K for the Fiscal Year ended December 31, 2009

Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010 and

September 30, 2010

Form 8-K/A Filed on October 6, 2010

Schedule 14A Filed on April 16, 2010

File No. 1-13011

Dear Mr. Decker:

The following is Comfort Systems’ response to the items included in your comment letter dated February 3, 2011.

DEFINITIVE PROXY STATEMENT FILED APRIL 16, 2010

Compensation Discussion and Analysis, page 17

Elements of Compensation, page 17

Annual Incentive Bonus, page 19

1.               Comment — We note your response to comment nine in our letter dated December 15, 2010. To the extent material, please confirm that you will disclose the actual EPS (or successor target) result in future filings. We further note that the goals and objectives relating to the Subjective Bonus disclosed in the first paragraph on page 20 are stated in general, representative terms and vary depending on the roles and responsibilities of each officer. In future filings, please provide a brief description of the individual performance goals under the Subjective Bonus standard for each of your named executive officers.

Response — We acknowledge these requests and in future Definitive Proxy Statement filings we will both disclose the actual prior-year EPS result (or successor target result) and provide a brief description of the individual performance goals under the Subjective Bonus standard for each of our named executive officers.

Conclusion

In connection with responding to these comments, the Company acknowledges that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure of our filings;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the items noted in your comment letter.  We would be happy to discuss these items in further detail.  Please do not hesitate to contact me at (713) 830-9650.

Very truly yours,

/s/ William George
William George

Executive Vice President — Chief Financial Officer

c:	Franklin Myers — Chairman of the Audit Committee of the Board of Directors
William F. Murdy — Chairman and Chief Executive Officer
Trent McKenna — Vice President and General Counsel
Julie S. Shaeff — Senior Vice President and Chief Accounting Officer